Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 5 DATED AUGUST 1, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated May 14, 2014, Supplement No. 2, dated May 27, 2014, Supplement No. 3, dated May 30, 2014, and Supplement No. 4, dated July 1, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	an update to the plan of distribution;

•	updated tax information for foreign accounts; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from July 1 through July 31, 2014, for each of our classes of common stock.

Primary Dealer Fee

The following supplements the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

On May 31, 2013, we entered into an amendment to our dealer manager agreement to provide for payment by us to the Dealer Manager of a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the sales were all made before July 31, 2013 (unless extended by us, through written notice to the Dealer Manager) (the “Primary Dealer Fee Deadline”) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300,000,000 (the “Aggregate Primary Dealer Proceeds Cap”). Pursuant to that amendment, the Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers. The Dealer Manager will consider the primary dealer fee to be underwriting compensation subject to the limits described below. The primary dealer fee will be paid by us and will not be considered to be a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $15 million, although in the future we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments.

On May 27, 2014, we notified the Dealer Manager that, without limiting our ability to notify the Dealer Manager of further extensions, we were extending the Primary Dealer Fee Deadline for an additional term from May 27, 2014 through July 31, 2014, but only with respect to sales made by participating broker-dealers specifically approved by us as being eligible (“Primary Dealers”). In addition, we, the Dealer Manager and our Advisor entered into a new selected dealer agreement (the “Second Managed Offering Selected Dealer Agreement”) with Raymond James & Associates, Inc. (“Raymond James”) to provide for a new term pursuant to which Raymond James will use its best efforts to sell Class I shares in transactions entitling it to primary dealer fees. Pursuant to the Second Managed Offering Selected Dealer Agreement, we will pay the Dealer Manager a primary dealer fee of 5.0% of the gross proceeds raised from the sale of Class I shares sold by Raymond James in the primary offering, provided that the sales are all made between May 27, 2014 and July 31, 2014, unless extended by us (the “Second Managed Offering Term”). The total gross proceeds raised during the Second Managed Offering Term with respect to which the primary dealer fee will apply may not exceed $50 million, provided that we may unilaterally elect to increase the limit up to $100 million. In addition, with the consent of all parties to the Second Managed Offering Selected Dealer Agreement, the limit may be increased further, subject to the Aggregate Primary Dealer Proceeds Cap. The Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to Raymond James. The Dealer Manager will also reallow to Raymond James the dealer manager fee payable by us with respect to (a) Class I shares sold in our primary offering through Raymond James during the Second Managed Offering Term and (b) Class I shares sold through our distribution reinvestment plan that are purchased with distributions paid on such shares. During the Second Managed Offering Term, we may allow other participating broker-dealers to join Raymond James as Primary Dealers eligible to receive primary dealer fees under the Second Managed Offering Selected Dealer Agreement.

On July 21, 2014, we notified the Dealer Manager that, without limiting our ability to notify the Dealer Manager of further extensions, we were extending the Primary Dealer Fee Deadline further through August 31, 2014, with respect to Primary Dealers. In addition, on July 21, 2014, we, the Dealer Manager, the Advisor and Raymond James agreed to extend the Second Managed Offering Term through August 31, 2014.

Updated Tax Information for Foreign Accounts

The following replaces the section of the Prospectus entitled “Federal Income Tax Considerations— Special Tax Considerations for Non-U.S. Stockholders—Foreign Accounts.”

Foreign Accounts

Under the Foreign Account Tax Compliance Act, or FATCA, withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Treasury Regulations provide that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding FATCA.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from July 1 through July 31, 2014.

Date	NAV per Share
	Class E	Class A	Class W	Class I
July 1, 2014	$7.00	$7.00	$7.00	$7.00
July 2, 2014	$7.00	$7.00	$7.00	$7.00
July 3, 2014	$7.00	$7.00	$7.00	$7.00
July 7, 2014	$7.00	$7.00	$7.00	$7.00
July 8, 2014	$7.00	$7.00	$7.00	$7.00
July 9, 2014	$7.00	$7.00	$7.00	$7.00
July 10, 2014	$7.00	$7.00	$7.00	$7.00
July 11, 2014	$7.00	$7.00	$7.00	$7.00
July 14, 2014	$7.00	$7.00	$7.00	$7.00
July 15, 2014	$7.00	$7.00	$7.00	$7.00
July 16, 2014	$7.00	$7.00	$7.00	$7.00
July 17, 2014	$7.00	$7.00	$7.00	$7.00
July 18, 2014	$7.00	$7.00	$7.00	$7.00
July 21, 2014	$7.00	$7.00	$7.00	$7.00
July 22, 2014	$7.00	$7.00	$7.00	$7.00
July 23, 2014	$7.00	$7.00	$7.00	$7.00
July 24, 2014	$7.00	$7.00	$7.00	$7.00
July 25, 2014	$7.00	$7.00	$7.00	$7.00
July 28, 2014	$7.00	$7.00	$7.00	$7.00
July 29, 2014	$7.00	$7.00	$7.00	$7.00
July 30, 2014	$7.00	$7.00	$7.00	$7.00
July 31, 2014	$7.00	$7.00	$7.00	$7.00

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.